UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023 (Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Results of Annual and Special General Meeting of Shareholders

On May 9, 2023, Brenmiller Energy Ltd. (the “Company”), convened its Annual and Special General Meeting of Shareholders (the “Meeting”). At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved all agenda items that were described in the Company’s Notice and Proxy Statement for the Meeting, which were included as Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on April 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: May 10, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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